EXHIBIT 99.3



01/CAT/24

Page 1 of 3

FOR IMMEDIATE RELEASE

07.00 GMT, 02.00 EST Wednesday 19 December 2001

For Further Information Contact:

Cambridge Antibody Technology           Weber Shandwick Square Mile (Europe)
------------------------------          ------------------------------------
Tel: +44 (0) 1763 263233                Tel: +44 (0) 20 7950 2800
John Aston, Finance Director            Kevin Smith
David Chiswell, Chief Executive Officer Graham Herring
Rowena Gardner, Head of Corporate
                Communications

Incyte Genomics, Inc.                   BMC Communications/The Trout Group (USA)
---------------------                   ----------------------------------------
Paul Chirico, Investor Relations and    Tel: 001 212 477 9007
              Corporate Communications  Brad Miles, ext 17 (media)
Tel: 001 650 845 4589                   Brandon Lewis, ext 15 (investors)


               CAMBRIDGE ANTIBODY TECHNOLOGY GAINS ACCESS TO
               INCYTE LIFESEQ(R)GOLD DATABASE AND OPTIONS TO
                DEVELOP AND COMMERCIALISE HUMAN THERAPEUTIC
                             ANTIBODY PRODUCTS


Melbourn, UK and Palo Alto, CA...Cambridge Antibody Technology (NASDAQ:
CATG; LSE: CAT) and Incyte Genomics, Inc. (NASDAQ: INCY) today announce an agreement which gives CAT access to the Incyte LifeSeq(R) Gold database and options for product development rights.

Under the terms of the agreement, CAT will receive access to Incyte's LifeSeq(R) Gold database and to high quality, sequence verified human cDNA clones and rights to use this information for therapeutic antibody product development. In addition, CAT will have the ability to take several exclusive licences under Incyte antibody patent rights to discover, develop and commercialise therapeutic antibodies with specificity for target proteins in the database. CAT will pay a licence fee, plus milestones and royalties in relation to therapeutic human antibody products developed.


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Dr. David Chiswell, CAT's Chief Executive Officer, commented "This alliance with Incyte presents CAT with a further opportunity to deliver antibody-based drugs to genomics targets. CAT is very pleased to obtain patent rights from Incyte to research, develop and commercialise antibody-based drugs. CAT has already demonstrated the power of combining antibody phage display and genomics-based target discovery, and this agreement adds a significant new source of genomics-derived targets to fuel CAT's drug development pipeline."

"We're excited by the alliance with Cambridge Antibody Technology," said Paul A. Friedman, MD, Chief Executive Officer of Incyte. "CAT has developed an advanced antibody technology platform and is experienced in the development of therapeutic human antibody products. In addition, this alliance demonstrates our continued commitment to leverage our position as the leader of genomic information and reaffirms the value of LifeSeq Gold for human antibody therapeutic companies such as CAT."

                                   -ENDS-


Notes to Editors:

Cambridge Antibody Technology (CAT)
o CAT is a UK biotechnology company using its proprietary technologies in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 250 people.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised (pound)41m in its IPO in March 1997 and (pound)93m in a secondary offering in March 2000.
o CAT has an advanced platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs and to utilise antibodies as tools for target validation. Six human therapeutic antibodies developed by CAT are at various stages of clinical trials.
o CAT has alliances with a large number of biotechnology and pharmaceutical companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human antibody phage display libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott, Elan, Eli Lilly, Genetics Institute, Genzyme, Human Genome Sciences, Immunex, Merck & Co., Inc, Oxford GlycoSciences, Pharmacia, Pfizer, Wyeth-Ayerst, Xerion and Zyomyx.

Incyte Genomics
o Incyte Genomics, Inc. has developed the leading integrated platform of genomic technologies designed to aid in the understanding of the molecular basis of disease. Incyte develops and markets genomic databases and partnership programs, related reagents and services. These products, programs and services assist pharmaceutical and biotechnology researchers with all phases of drug

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      discovery and development including gene discovery, understanding disease pathways, identifying new disease targets and the discovery and correlation of gene sequence variation to disease. In addition, Incyte has the largest portfolio of issued United States patents covering human full-length genes and the proteins they encode and is leveraging its intellectual property position to be a leader in therapeutic discoveries. For more information, visit Incyte's web site at http://www.incyte.com.



         Application of the Safe Harbor of the Private Securities
Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934.

         These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.